Exhibit 99.1

PRESS RELEASE

Magic Software Reports Second Quarter and First Half 2025 Financial Results

Or Yehuda, Israel, August 13, 2025 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (“the Company”), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the second quarter and first half ended June 30, 2025.

Summary Results for the Second Quarter 2025 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q2 2025	Q2 2024	% Change	Q2 2025	Q2 2024	% Change
Revenues	$151.6	$136.3	11.3%	$151.6	$136.3	11.3%
Gross profit	$42.4	$38.8	9.1%	$43.6	$40.1	8.7%
Gross margin	27.9%	28.5%	(60) bps	28.7%	29.4%	(70) bps
Operating income	$15.6	$15.0	4.0%	$18.6	$18.2	1.9%
Operating margin	10.3%	11.0%	(70) bps	12.2%	13.4%	(120) bps
Net income (*)	$9.9	$9.0	9.8%	$12.7	$11.7	8.7%
Diluted EPS	$0.20	$0.18	11.1%	$0.26	$0.24	8.3%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Second Quarter Ended June 30, 2025

●	Revenues for the second quarter of 2025 increased by 11.3% to $151.6 million, compared to $136.3 million in the same period of the previous year.

●	Operating income for the second quarter of 2025 increased by 4.0% to $15.6 million, compared to $15.0 million in the same period of the previous year.

●	Non-GAAP operating income for the second quarter of 2025 increased by 1.9% to $18.6 million, compared to $18.2 million in the same period of the previous year.

●	Net income attributable to Magic Software’s shareholders for the second quarter of 2025 increased by 9.8% to $9.9 million, or $0.20 per fully diluted share, compared to $9.0 million, or $0.18 per fully diluted share, in the same period of the previous year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the second quarter of 2025 increased by 8.7% to $12.7 million, or $0.26 per fully diluted share, compared to $11.7 million, or $0.24 per fully diluted share, in the same period of the previous year.

Summary Results for the First Half of 2025 (USD in millions, except per share data)

	GAAP			Non-GAAP
	H1 2025	H1 2024	% Change	H1 2025	H1 2024	% Change
Revenues	$299.0	$267.0	12.0%	$299.0	$267.0	12.0%
Gross Profit	$83.0	$75.5	9.9%	$85.5	$78.4	9.1%
Gross Margin	27.8%	28.3%	(50) bps	28.6%	29.4%	(80) bps
Operating Income	$31.4	$29.5	6.5%	$37.1	$36.4	1.9%
Operating Margin	10.5%	11.0%	(50) bps	12.4%	13.6%	(120) bps
Net Income (*)	$19.4	$17.8	8.8%	$24.9	$23.0	8.5%
Diluted EPS	$0.40	$0.36	11.1%	$0.51	$0.47	8.5%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the First Half Ended June 30, 2025

●	Revenues for the first half period ended June 30, 2025 increased by 12.0% to $299.0 million compared to $267.0 million in the same period of the previous year.

●	Operating income for the first half ended June 30, 2025 increased by 6.5% to $31.4 million compared to $29.5 million in the same period of the previous year.

●	Non-GAAP operating income for the first half ended June 30, 2025, increased by 1.9% to $37.1 million compared to $36.4 million in the same period of the previous year.

●	Net income attributable to Magic Software’s shareholders for the first half period ended June 30, 2025 increased by 8.8% to $19.4 million, or $0.40 per fully diluted share, compared to $17.8 million, or $0.36 per fully diluted share, in the same period last year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the first half period ended June 30, 2025 increased by 8.5% to $24.9 million, or $0.51 per fully diluted share, compared to $23.0 million, or $0.47 per fully diluted share, in the same period last year.

●	Cash flow from operating activities for the first half period ended June 30, 2025 amounted to $21.2 million compared to $41.4 million in the same period last year.

●	As of June 30, 2025, Magic’s cash, cash equivalents and short-term bank deposits amounted to $90.0 million.

●

Magic hereby revises its full-year 2025 revenue guidance, increasing the previous estimate of $593 million to $603 million to a revised range of $600 million to $610 million, (based on current currency exchange rates). This updated guidance reflects the our sustained operational momentum and favorable outlook for the second half of the fiscal year, representing an anticipated annual revenue growth rate of approximately 8.6% to 10.4% as compared to the prior fiscal year.

Declaration of Dividend for the First Half of 2025

In accordance with its dividend distribution policy, the Company’s board of directors declared a semi-annual cash dividend in an amount of 29.6 cents per share and in an aggregate amount of approximately $14.5 million, reflecting approximately 75% of its distributable profits for the first half 2025.

The dividend is payable on October 22, 2025, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on October 6, 2025.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

Guy Bernstein, Chief Executive Officer of Magic Software, said: “As we conclude the first half of fiscal 2025, Magic Software delivers yet another quarter of robust performance, underscoring our business resilience. We achieved consistent growth across key financial metrics, revenues, gross profit, operating income, EBITDA, and net income, while sustaining solid cash flow and surpassing an annualized revenue run-rate of USD 600 million. Demand for our innovative digital, artificial intelligence and cloud transformation solutions remains robust, along with continued strong demand for our services in the defense sector, underscoring the effectiveness of our strategic direction and the dedication of our team in delivering measurable results.

In the United States, our first half results reflected approximately 9% year over year revenue growth, driven by agreements executed in late 2024 and in early 2025. These initiatives, alongside expanding activity with existing customers, position us well for additional U.S. growth through the remainder of the year.

In March, we announced the signing of a memorandum of understanding to enter into negotiations for the contemplated merger of Magic into Matrix I.T., a transformational landmark in Magic’s evolution. The process is progressing toward requisite approvals, and we anticipate presenting the transaction for shareholder endorsement in the fourth quarter of 2025.

We remain confident in the strength of our execution, the continuing demand for our solutions, and our ability to generate sustainable long-term value for our shareholders and customers.

Conference Call Details

Magic Software’s management will host a conference call on Wednesday, August 13, 2025, at 10:30 am Eastern Daylight Time (17:30 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-281-1167

UK: 0-800-917-4613

ISRAEL: 03-918-0650

ALL OTHERS: +972-3-918-0650

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Cost of share-based payment;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests’ effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2024, which filed on May 14, 2025, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Ronen Platkevitz

Magic Software Enterprises

ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited		Unaudited
Revenues	$151,642	$136,250	$298,978	$266,970
Cost of Revenues	109,268	97,407	215,973	191,428
Gross profit	42,374	38,843	83,005	75,542
Research and development, net	3,425	2,847	6,672	5,640
Selling, marketing and general and administrative expenses	23,305	20,956	44,946	40,436
Total operating expenses	26,730	23,803	51,618	46,076
Operating income	15,644	15,040	31,387	29,466
Financial expenses, net	(725)	(1,235)	(1,790)	(2,879)
Income before taxes on income	14,919	13,805	29,597	26,587
Taxes on income	3,324	3,040	6,236	5,769
Net income	$11,595	$10,765	$23,361	$20,818
Share of profit of companies accounted for at equity, net	(166)	(85)	(292)	(149)
Net income attributable to non-controlling interests	(1,511)	(1,647)	(3,673)	(2,839)
Net income attributable to Magic’s shareholders	$9,918	$9,033	$19,396	$17,830

	22.28%	22.02%	21.07%	21.70%
Weighted average number of shares used in computing net earnings per share

Basic	49,099	49,099	49,099	49,099

Diluted	49,099	49,099	49,099	49,099

Basic and diluted earnings per share attributable to Magic’s shareholders	$0.20	$0.18	$0.40	$0.36

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited		Unaudited

GAAP gross profit	$42,374	$38,843	$83,005	$75,542
Amortization of capitalized software and acquired technology	879	1,127	1,863	2,234
Amortization of other intangible assets	326	121	649	624
Non-GAAP gross profit	$43,579	$40,091	$85,517	$78,400

GAAP operating income	$15,644	$15,040	$31,387	$29,466
Gross profit adjustments	1,205	1,248	2,512	2,858
Amortization of other intangible assets	1,991	2,083	3,968	3,597
Increase (decrease) in valuation of contingent consideration related to acquisitions	-	121	-	427
Capitalization of software development	(490)	(735)	(986)	(1,483)
Costs related to acquisitions	121	158	147	302
Cost of share-based payment	102	304	37	1,195
Non-GAAP operating income	$18,573	$18,219	$37,065	$36,362

GAAP net income attributable to Magic’s shareholders	$9,918	$9,033	$19,396	$17,830
Operating income adjustments	2,929	3,179	5,678	6,896
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(295)	(396)	(519)	(848)
Changes in unsettled fair value of contingent consideration related to acquisitions	34	52	539	166
Deferred taxes on the above items	130	(166)	(166)	(1,065)
Non-GAAP net income attributable to Magic’s shareholders	$12,716	$11,702	$24,928	$22,979

Non-GAAP basic and diluted net earnings per share	$0.26	$0.24	$0.51	$0.47
Weighted average number of shares used in computing basic net earnings per share	49,099	49,099	49,099	49,099
Weighted average number of shares used in computing diluted net earnings per share	49,099	49,099	49,099	49,099

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Six months ended
	June 30,				June 30,
	2025		2024		2025		2024
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$151,642	100%	$136,250	100%	$298,978	100%	$266,970	100%
Gross profit	43,579	28.7%	40,091	29.4%	85,517	28.6%	78,400	29.4%
Operating income	18,573	12.2%	18,219	13.4%	37,065	12.4%	36,362	13.6%
Net income attributable to
Magic’s shareholders	12,716	8.4%	11,702	8.6%	24,928	8.3%	22,979	8.6%

Basic and diluted earnings per share	$0.26		$0.24		$0.51		$0.47

MAGIC SOFTWARE ENTERPRISES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. Dollars in thousands

	June 30,	December 31,
	2025	2024
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$89,957	$112,779
Short-term bank deposits	-	51
Trade receivables, net	152,939	139,816
Other accounts receivable and prepaid expenses	22,856	23,553
Total current assets	265,752	276,199

LONG-TERM ASSETS:
Deferred tax assets	5,735	4,895
Right-of-use assets	25,490	24,707
Other long-term receivables and Investments in companies accounted for at equity	10,179	9,261
Property and equipment, net	8,303	7,467
Intangible assets and goodwill, net	226,193	217,802
Total long term assets	275,900	264,132
TOTAL ASSETS	$541,652	$540,331

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$28,531	$23,187
Trade payables	25,358	28,753
Dividend payable to Magic Software shareholders	-	11,587
Accrued expenses and other accounts payable	55,973	58,209
Current maturities of lease liabilities	4,537	4,818
Liability in respect of business combinations	4,249	2,654
Put options for non-controlling interests	22,846	20,066
Deferred revenues and customer advances	23,802	21,031
Total current liabilities	165,296	170,305

LONG TERM LIABILITIES:
Long-term debt	41,573	36,107
Deferred tax liability	7,847	7,848
Long-term lease liabilities	23,326	22,040
Long-term liability in respect of business combinations	-	1,781
Employee benefit liabilities	1,313	1,181
Total long term liabilities	74,059	68,957

EQUITY:
Magic Software Enterprises shareholders’ equity	278,837	277,190
Non-controlling interests	23,460	23,879
Total equity	302,297	301,069

TOTAL LIABILITIES AND EQUITY	$541,652	$540,331

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Six months ended June 30,
	2025	2024
	Unaudited	Unaudited
Cash flows from operating activities:

Net income	$23,180	$20,669
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,996	10,106
Cost of share-based payment	37	1,195
Change in deferred taxes, net	(1,429)	(1,559)
Capital gain on sale of fixed assets	19	-
Change in value of financial assets measured at fair value through profit or loss	67	-
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	(1,318)	389
Changes in value of short-term and long-term loans from banks and others and deposits, net	(591)	(1,089)
Working capital adjustments:
Trade receivables	(3,980)	100
Other current and long-term accounts receivable	1,368	(2,071)
Trade payables	(4,961)	1,941
Accrued expenses and other accounts payable	(3,505)	3,794
Deferred revenues	1,300	7,904
Net cash provided by operating activities	21,183	41,379

Cash flows from investing activities:

Capitalized software development costs	(987)	(1,483)
Purchase of property and equipment	(827)	(618)
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(3,614)	(10,248)
Payments for business acquisitions, net of cash acquired	(1,828)	(7,238)
Proceeds from sale of property and equipment	47	-
Proceeds from sale (purchase) of financial assets, net	(532)	968
Change in short-term and long-term deposits	44	521
Investment in a company accounted for at equity	-	(123)
Net cash used in investing activities	(7,697)	(18,221)

Cash flows from financing activities:

Proceeds from sale of non-controlling interest	-	174
Dividend paid to Magic’s shareholders	(27,645)	-
Dividend paid to non-controlling interests	(5,232)	(2,210)
Repayment of lease liabilities	(3,109)	(2,956)
Purchase of non-controlling interest	(13,853)	(314)
Receipt of short-term and long-term loans from banks and others	26,376	10,707
Repayment of short-term and long-term loans	(18,624)	(25,018)
Net cash (used in) provided by financing activities	(42,087)	(19,617)

Effect of exchange rate changes on cash and cash equivalents	5,779	(1,842)

Increase (decrease) in cash and cash equivalents	(22,822)	1,699
Cash and cash equivalents at the beginning of the period	112,779	105,943
Cash and cash equivalents at end of the period	$89,957	$107,642